                                   FORM 11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File Number 1-812



                        UNITED TECHNOLOGIES CORPORATION
                       REPRESENTED EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)



                        UNITED TECHNOLOGIES CORPORATION
                          United Technologies Building
                              One Financial Plaza
                          Hartford, Connecticut  06101
               (Name of issuer of the securities held pursuant to
          the plan and the address of its principal executive office)

           FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                        REPRESENTED EMPLOYEE SAVINGS PLAN

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Pension Administration
  and Investment Committee of
  United Technologies Corporation
  and Members of the United Technologies
  Corporation Represented Employee Savings Plan


In our opinion, the accompanying statements of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the financial position of the United Technologies Corporation Represented Employee Savings Plan at November 30, 1994 and 1993, and the results of its operations and the changes in its plan equity for the year ended November 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Hartford, Connecticut
May 25, 1995

        UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

                        Statement of Financial Condition

                                November 30, 1994

                    (Thousands of Dollars, except unit value)

                                                                                        UTC                                  Funds
                                                         Income Fund  Equity Fund   Stock Fund  Global Fund    Loan Fund   Combined
Assets:
 Investments:
  Beneficial interests in contracts issued by insurance
   companies, at cost plus accrued interest              $   373,270   $        -   $        -   $        -   $        -   $373,270
  Beneficial interests in Bankers Trust Company Pyramid
   Fixed Income Index Fund, at market                              -            -            -        1,184            -      1,184
  Beneficial interests in Bankers Trust Company Pyramid
   Equity Index Fund, at market                                    -       59,087            -        1,301            -     60,388
  Beneficial interests in Bankers Trust Company Pyramid
   International Securities Index Fund, at market                  -            -            -        1,489            -      1,489
  United Technologies Corporation Common Stock, at
   market plus accrued dividends ($50)                             -            -        6,371            -            -      6,371
  Participant loans, at cost plus accrued interest                 -            -            -            -        9,494      9,494
  Temporary investments, at cost plus accrued interest             1            1          218            2            -        222
      Total Investments                                      373,271       59,088        6,589        3,976        9,494    452,418

 Contributions and fund and plan transfers receivable            493           98           82           72           47        792
      Total Assets                                           373,764       59,186        6,671        4,048        9,541    453,210

Less - Liabilities:
 Contributions and fund and plan transfers payable               108           22            -            -            -        130
 Loans payable, net                                              229           22           28            -         (237)        42
 Accrued investment purchases                                      -            -           22            -            -         22
      Total Liabilities                                          337           44           50            -         (237)       194

Plan Equity                                              $   373,427   $   59,142   $    6,621   $    4,048   $    9,778   $453,016

Units of participation                                    75,926,503    6,466,865    1,434,566    2,688,069    9,778,000

Unit value                                               $      4.92   $     9.15   $     4.62   $     1.51   $     1.00


       (See accompanying Notes to Financial Statements)

        UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

                 Statement of Income and Changes in Plan Equity

                        Plan Year Ended November 30, 1994

                             (Thousands of Dollars)

                                                                                        UTC                                  Funds
                                                         Income Fund  Equity Fund   Stock Fund  Global Fund    Loan Fund   Combined
Contributions:
 Members                                                 $    29,328   $    5,715   $      956   $      815   $        -   $ 36,814
 Employer                                                      9,505        1,453          253          230            -     11,441
      Total Contributions                                     38,833        7,168        1,209        1,045            -     48,255

Investment Income:
 Interest                                                     25,901            1            9            2          443     26,356
 Dividends                                                         -            -          190            -            -        190
      Total Investment Income                                 25,901            1          199            2          443     26,546

Repayments on loans                                            2,044          444           94           89       (2,671)         -

Unrealized depreciation of investments                             -      (22,868)        (415)         (40)           -    (23,323)

Gain on sale of investments                                        -       23,546            -          138            -     23,684

Deduct:
 Distributions to members:
  In Cash                                                     31,407        3,891          477          296          166     36,237
  In Shares of United Technologies Corporation
   Common Stock                                                    -            -           12            -            -         12
 Loans to participants                                         4,840        1,053          145           70       (6,108)         -
 Earned and unapplied forfeitures                                 13            -            1            -            -         14
      Total  Deductions                                       36,260        4,944          635          366       (5,942)    36,263

Inter-fund and inter-plan transfers                              234       (1,582)         612          488           11       (237)

Net Increase in Plan Equity                                   30,752        1,765        1,064        1,356        3,725     38,662

Plan Equity November 30, 1993                                342,675       57,377        5,557        2,692        6,053    414,354

Plan Equity November 30, 1994                            $   373,427   $   59,142   $    6,621   $    4,048   $    9,778   $453,016


       (See accompanying Notes to Financial Statements)

        UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

                        Statement of Financial Condition

                                November 30, 1993

                    (Thousands of Dollars, except unit value)

                                                                                        UTC                                  Funds
                                                         Income Fund  Equity Fund   Stock Fund  Global Fund    Loan Fund   Combined
Assets:
 Investments:
  Beneficial interests in contracts issued by insurance
   companies, at cost plus accrued interest              $   342,013   $        -   $        -   $        -   $        -   $342,013
  Beneficial interests in Bankers Trust Company Pyramid
   Fixed Income Index Fund, at market                              -            -            -          751            -        751
  Beneficial interests in Bankers Trust Company Pyramid
   Equity Index Fund, at market                                    -       58,256            -          956            -     59,212
  Beneficial interests in Bankers Trust Company Pyramid
   International Securities Index Fund, at market                  -            -            -          797            -        797
  United Technologies Corporation Common Stock, at
   market plus accrued dividends ($40)                             -            -        5,396            -            -      5,396
  Participant loans, at cost plus accrued interest                 -            -            -            -        5,616      5,616
  Temporary investments, at cost plus accrued interest             8            1          126          159            -        294
      Total Investments                                      342,021       58,257        5,522        2,663        5,616    414,079

 Contributions and fund and plan transfers receivable            984            1           68           31           55      1,139
 Accrued investment sales                                          -            -           42            -            -         42
      Total Assets                                           343,005       58,258        5,632        2,694        5,671    415,260

Less - Liabilities:
 Contributions and fund and plan transfers payable                 -          812           62            -            -        874
 Loans payable, net                                              330           69           13            2         (382)        32
      Total Liabilities                                          330          881           75            2         (382)       906

Plan Equity                                              $   342,675   $   57,377   $    5,557   $    2,692   $    6,053   $414,354

Units of participation                                    74,930,510    6,349,254    1,173,881    1,857,271    6,053,000

Unit value                                               $      4.57   $     9.04   $     4.73   $     1.45    $    1.00


       (See accompanying Notes to Financial Statements)

                        UNITED TECHNOLOGIES CORPORATION
                       REPRESENTED EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

The United Technologies Corporation Represented Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by United Technologies Corporation (United). Union represented employees of United are eligible to participate in the Plan if the employees have completed at least one year of service and their employment is covered by a collective bargaining agreement that provides that such employees may participate in the Plan. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from the Plan sponsor.

Members may elect, through payroll deductions, to make after-tax contributions of between $2 per week and the amount permitted by the relevant collective bargaining agreement. Certain members, depending on their collective bargaining agreement, may also make tax-deferred contributions. Member contributions are fully vested at all times under the Plan. The employer will make contributions with respect to each member equal in amount to 50 percent of the members contributions, up to specified limits. Generally, employer contributions become fully vested after two years of Plan participation.

All employee contributions are credited to a member account maintained by the Plan Administrator. Contributions will be invested, pursuant to each member's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund and the Global Fund, where permitted. Members may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in any whole percentage (effective January 1,
1994) among the funds. Prior to January 1, 1994, allocations were made in multiples of 25%. Members are permitted to transfer their accounts between investment funds once per quarter in any whole percentage (effective January 1, 1994). Prior to January 1, 1994, transfers between investment funds were generally permitted in multiples of 10 percent.

The Income Fund is invested in contracts issued by five insurance companies designated by the Pension Investment Committee. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance carriers. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance carrier. The weighted average rate set for the 1994 calendar year was 7.5 percent.

The Equity Fund may be invested in common or capital stocks of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by the Trustee, Bankers Trust Company, which is invested primarily in similar types of equity securities. During 1994 and 1993, the Equity Fund was invested principally in the Trustee's BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by this investment are reinvested and increase market value.

The UTC Stock Fund consists principally of 108,043 and 86,564 shares of Common Stock of United at November 30, 1994 and 1993, respectively.

The Global Fund will be invested  in almost equal proportion in three  different
funds managed by  the Trustee:   the BT Pyramid  International Securities Index

Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The International Securities Index Fund invests in four other international index funds managed by the Trustee. The Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments. Interest and dividends earned by these investments are reinvested and increase market value.

Certain members may also make limited tax-deferred or after-tax contributions to an individual medical account (IMA), where permitted. The employer will contribute with respect to each member an amount equal to 75 percent of the member's IMA contribution. All contributions to an IMA will be invested 100 percent in the Income Fund and may not be withdrawn until retirement or termination.

Certain members with at least two years of plan participation are allowed to borrow up to 50 percent of their account balances (excluding individual medical account contributions). Loan amounts can range from $1,000 to $50,000 and must be repaid in 5 years or less with interest.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Income and Changes in Plan Equity.

Members who transfer to a new location of United which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds. Transfer of balances to the new savings plan will be governed by the terms of the collective bargaining agreements.

Number of participants in the Plan at year end were as follows:

                                                                November 30,
                                                              1994         1993
Income Fund                                                 20,880        21,299
Equity Fund                                                  6,859         6,248
UTC Stock Fund                                               1,695         1,317
Global Fund                                                  1,011           824

The participants above may have investments in more than one of the investment funds.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

United has entered into a master trust agreement with Bankers Trust (the Trustee). Under this agreement, certain employee savings plans of United and its subsidiaries combine their trust fund investments in the Master Trust. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in such funds. The plans receive income from the funds' investments which increase the unit values. Distributions reduce the number of participation units held by the plans.

The investments of the Income Fund are valued at cost plus accrued interest. The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are valued at market as determined by the Trustee by reference to published market data.

The expenses of operating the Plan are payable  out of the funds held under  the
Plan, unless the employer  elects to pay  such expenses.   The expenses for  the
1994 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by United to satisfy the qualification and exemption requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. United has received a favorable determination letter (dated September 9, 1986) from the Internal
Revenue Service (IRS) to the effect that the Plan qualifies under Sections 401(a) and 501(a) of the Code. United intends to apply for a new determination letter from the IRS indicating that the Plan, as amended since the date of the most recent IRS determination letter, continues to be exempt from federal income taxes under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by United, employees (at their election) and related earnings will be tax deferred until such amounts are distributed. It is expected, given the lack of substantive plan amendments, that a favorable determination will be issued from the IRS, and accordingly, no provision is made for federal income taxes.


NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Master Trust Income Fund and the portion allocable to the Plan:

                                                                November 30,
(Thousands of Dollars)                                        1994         1993
CIGNA                                                  $ 1,505,766   $ 1,409,243
Aetna                                                      529,588       543,882
Travelers                                                  449,496       455,988
Prudential                                                 237,500       249,747
Metropolitan Life                                          437,048       328,543
                                                       $ 3,159,398   $ 2,987,403

Amount of the contracts allocable to the Plan          $   373,270   $   342,013
/TABLE

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. The gains recognized by the Master Trust funds and amounts allocable to the Plan, for the Plan year November 30, 1994, are as follows:

(Thousands of Dollars)                                  Equity Fund  Global Fund
Proceeds from sale of securities                       $   397,600   $    55,624
Cost basis of securities sold                              253,925        52,706
Gain on sale                                           $   143,675   $     2,918

Amount of the gain allocable to the Plan               $    23,546   $       138

NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

(Thousands of Dollars)      November 30,            November 30,
                                1994                    1993
                         Dollars      Units      Dollars      Units
Income Fund            $   3,527      717,157  $   1,323      289,306
Equity Fund                  405       44,298        413       45,752
UTC Stock Fund                58       12,546         24        5,155
Global Fund                   20       13,289          5        3,667
Loan Fund                    682      682,000        114      114,000

These amounts are reflected as liabilities in the Plan's Form 5500.


NOTE 6 - PLAN AMENDMENTS

Effective January 1, 1994, the Plan permits transfers between investment funds in any whole percentage. Prior to January 1, 1994, transfers between investment funds were generally made through increments of 10%.

Effective January 1, 1994, the Plan permits future allocation of investment fund
contributions in any  whole percentage.   Prior to January  1, 1994,  investment
allocations were made in 25% increments.

Effective January 1, 1994, the Plan permits participants to receive an installment distribution upon attaining age 55 with five years of service. Prior to January 1, 1994, the Plan rules required age 55 with a minimum of 10 years of service.

                                   SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated: May 25, 1995       By: /s/ Daniel P. O'Connell
                              Daniel P. O'Connell
                              Corporate Director, Employee Benefits and Human Resources Systems
                              United Technologies Corporation